

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2012

Via E-mail
David L. Brown, CEO
Web.com Group, Inc.
12808 Gran Bay Parkway West
Jacksonville, FL 32258

> **Re: Web.com Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 16, 2012**
> **File No. 333-179553**

Dear Mr. Brown:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note from your current report on Form 8-K furnished on February 16, 2012 that your company incurred a net loss in fiscal 2011. Accordingly, please update your Form S-3 to include audited financial statements and related disclosures for the fiscal year ended December 31, 2011. Refer to Item 3-12(b) of Regulation S-X and Securities Act Forms C&DI 223.01. See also Securities Act Forms C&DI 123.01.

Primary Offering

Cover Page

2.   Expand the cover page to inform potential investors of the shares your have concurrently registered for resale by means of the second prospectus included in your filing. Provide similar disclosure about your primary offering on the prospectus cover page of your resale offering.

Where You Can Find Additional Information, page 13

3.   Please revise to incorporate the description of your common stock from your Form 8-A filed on October 31, 2005, and any amendments, rather than your Form S-1 filed on April 27, 2005. Refer to Item 12(a)(3) of Form S-3.

Resale Prospectus

General

4.   Given the size of the secondary offering relative to the number of shares presently outstanding as well as the nature of the offering and identity of the selling shareholders, it is unclear whether the transaction should be viewed as a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) or a primary, at-the-market offering being made pursuant to Rule 415(a)(4) with the selling shareholders acting as a conduit in a distribution to the public. Given the relationship of the selling shareholders to the company, tell us why the offering should not be viewed as an indirect, primary transaction and why the selling shareholders should not be viewed as underwriters. Refer to Interpretation 612.09 of our Security Act Rules Compliance and Disclosure Interpretations, available on our website.

Selling Stockholders, page 3

5.   You disclose in footnote 3 to the Selling Stockholders table that there are 28 managing directors of General Atlantic. Please confirm that these individuals share voting and dispositive power over the resale shares and, if so, explain how the voting and dispositive powers are allocated among these individuals. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino, staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Jim Fulton, Esq.
        Cooley LLP